Exhibit 99.1

Cipher Reports Financial Results for Fiscal 2014

MISSISSAUGA, ON, Feb. 25, 2015 /CNW/ - Cipher Pharmaceuticals Inc. (NASDAQ:CPHR; TSX:CPH) ("Cipher" or "the Company") today announced its financial and operational results for the three and 12 months ended December 31, 2014.

Financial & Operating Highlights

•	Record revenue of $32.3 million, an increase of 20% compared with $27.0 million in 2013.
•	Excluding the impact of a $5.3 million non-recurring milestone payment in 2013, revenue grew by 49% year over year.
•	Q4 2014 revenue was $8.5 million compared with $7.2 million in Q4 2013 (or $12.5 million including the non-recurring milestone).
•	Adjusted EBITDA[1] rose 12% to a record $22.4 million versus $20.0 million in 2013.
•	Cash balance increased to $52.6 million at year end, compared with $47.6 million as at September 30, 2014 and $24.2 million as at December 31, 2013.
•	Listed on NASDAQ.
•	Submitted Beteflam regulatory package, which is now under review by Health Canada.
•	Acquired seven pre-clinical compounds for the treatment of melanoma and other cancers from Melanovus Oncology, Inc.
•	Subsequent to year end, licensed the Canadian rights to Ozenoxacin, a topical treatment for adult and paediatric patients with impetigo.

"It was another excellent year for the company, with revenue, EBITDA and cash growing strongly," said Shawn O'Brien, President and Chief Executive Officer of Cipher Pharmaceuticals. "Our record top-line performance was driven by 42% growth in Absorica revenue, excluding non-recurring milestones, as well as a 65% increase in Lipofen revenue based on the successful introduction of the authorized generic. Our team has been highly focused on our three-pronged growth strategy, and we've completed two transactions in the past several months. Our business development activity remains high as we work toward our goal of building a high-quality, customer-focused dermatology business with commercial presence both in Canada and the U.S."

Financial Review

Total revenue for 2014 was $32.3 million, an increase of 20% compared with $27.0 million in 2013. The year-over-year growth mainly reflects the strong performance from Cipher's isotretinoin products (Absorica™ in the U.S. and Epuris® in Canada). When adjusting for the impact of a $5.3 million non-recurring milestone payment recognized in Q4 2013, year-over-year total revenue growth was 49%. In Q4 2014, total revenue was $8.5 million, compared with $7.2 million in the same period last year (adjusted for the non-recurring item), an increase of 18%.

Revenue from Absorica increased 42% to $22.5 million from $15.9 million in 2013 (adjusted for the non-recurring item), which was mainly attributable to steady market penetration during 2014 and continued expansion of the overall isotretinoin market. Product revenue for Epuris was $2.1 million in 2014, a five-fold increase over 2013. Revenue from Lipofen was $5.6 million in 2014, an increase of $2.2 million or 65% compared to 2013. Revenue from Cipher's extended-release tramadol product (ConZip® in the U.S. and Durela® in Canada), was $2.1 million in 2014, compared to $2.0 million in 2013.

Research and Development expense decreased during 2014 to $1.2 million from $1.4 million in 2013. Selling, and Marketing expenses increased to $2.3 million from $2.0 million in 2013. In 2013, Cipher's Canadian sales and marketing organization was not in place for the full year as Epuris was launched in June 2013.  General and Administrative expenses increased to $7.7 million from $4.2 million in 2013. The increase was primarily due to one-time costs related to the departure of two executives, the Company's NASDAQ listing in November 2014, as well as product acquisition costs and other expenses related to growth opportunities.

Net income in 2014 was $20.7 million, or $0.82 per basic share, compared to net income of $25.0 million, or $1.02 per basic share in 2013.  In 2014, the Company recognized a net deferred tax asset that contributed $0.3 million to net income, compared with a net deferred tax asset of $6.6 million in 2013. Excluding the impact of the deferred tax asset and one-time milestone payment, net income in 2013 would have been $13.1 million, or $0.53 per basic share. On a like-for-like basis, the $0.53 per share for 2013 compares to $0.81 per share for 2014.

As at December 31, 2014, the Company had cash and cash equivalents of $52.6 million, compared to $47.6 million as at September 30, 2014 and $24.2 million as at December 31, 2013.

Product Update

Absorica™/Epuris® (CIP-ISOTRETINOIN)
Absorica achieved 20%2 market share by December 2014, based on total isotretinoin prescriptions. The overall U.S. isotretinoin market also continues to grow, with prescriptions increasing by 4%3 in the 12-month period ending December 31, 2014. Total U.S. isotretinoin prescriptions increased in Q4 2014 compared with Q3 and Q2 2014, which is consistent with historical seasonal patterns.

Epuris was approved by Health Canada in Q4 2012 and launched by Cipher in June 2013. In the 18-month period following its launch, Epuris has achieved market penetration of 15.5% and a gross margin of 73%. The Company is optimistic it can continue to increase market share based on expanded formulary coverage and increased adoption by targeted dermatologists.

Lipofen® (CIP-FENOFIBRATE)
During Q2 2014, Cipher and its partner Kowa agreed to preemptively launch an authorized generic version of Lipofen in advance of the expiration of the product patent in January 2015. Combined performance for the product during Q4 2014 was solid, with total prescriptions (Lipofen plus the authorized generic) remaining consistent with Q3 2014.

ConZip®/Durela® (CIP-TRAMADOL ER)
Cipher's extended-release tramadol is marketed in the U.S. by Vertical Pharmaceuticals under the trade name ConZip. In Q4 2014, ConZip prescriptions increased by 10% compared to Q4 2013.

In Canada, the product is marketed by Medical Futures under the trade name Durela. Sales of Durela in Q4 2014 were 18% higher than Q4 2013 and for the full year 2014, sales were 44% higher than 2013.

Notice of Conference Call

Cipher will hold a conference call today, February 25, 2015, at 8:30 a.m (ET) to discuss its financial results and other corporate developments. To access the conference call by telephone, dial
647-427-7450 or 1-888-231-8191. A live audio webcast will be available through http://www.cipherpharma.com. An archived replay of the webcast will be available for 365 days.

Forward-Looking Statements

Statements made in this news release may be forward-looking and therefore subject to various risks and uncertainties. The words "may", "will", "could", "should", "would", "suspect", "outlook", "believe", "plan", "anticipate", "estimate", "expect", "intend", "forecast", "objective", "hope" and "continue" (or the negative thereof), and words and expressions of similar import, are intended to identify forward-looking statements. Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.  Factors that could cause results to vary include those identified in the Company's Annual Information Form, Form 40-F and other filings with Canadian and U.S. securities regulatory authorities. These factors include, but are not limited to; the applicability of patents and proprietary technology; patent litigation and patent infringement; regulatory approval of products in the Company's pipeline; marketing of products; meeting projected drug development timelines and goals; product liability and insurance; dependence on strategic partnerships and licensees; concentration of the Company's revenue; substantial competition and rapid technological change in the pharmaceutical industry; the publication of negative results of clinical trials of the Company's products; the ability to access capital; the ability to attract and retain key personnel; changes in government regulation or regulatory approval processes; dependence on contract research organizations; third party reimbursement; the success of the Company's strategic investments; the possibility of shareholder dilution; market price volatility of securities; and the existence of significant shareholders. All forward-looking statements presented herein should be considered in conjunction with such filings. Except as required by Canadian or U.S. securities laws, the Company does not undertake to update any forward-looking statements; such statements speak only as of the date made.

1 EBITDA is a non-IFRS Financial Measure.  The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have any standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other companies. Cipher defines Adjusted EBITDA as earnings before interest expense, income taxes, depreciation of property and equipment, amortization of intangible assets and non-cash share-based compensation.
2 Source: IMS Health. Market share calculated based on total isotretinoin prescriptions.
3 Source: IMS Health

Cipher Pharmaceuticals Inc.
Balance Sheets

As at December 31
(in thousands of Canadian dollars)

	2014	2013
	$	$
ASSETS

Current assets
Cash and cash equivalents	52,631	24,179
Accounts receivable	14,316	22,507
Inventory	240	311
Prepaid expenses and other assets	881	391
	68,068	47,388

Property and equipment, net	26	24

Intangible assets, net	1,709	1,582

Deferred tax asset	6,886	6,556

Total Assets	76,689	55,550

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	11,255	12,398
Current portion of deferred revenue	1,527	2,280
	12,782	14,678

Deferred revenue	1,168	2,114
Total Liabilities	13,950	16,792

SHAREHOLDERS' EQUITY

Share capital	14,217	10,696
Contributed surplus	2,904	3,095
Retained earnings	45,618	24,967
Total Shareholders' Equity	62,739	38,758

Total Liabilities and Shareholders' Equity	76,689	55,550

Cipher Pharmaceuticals Inc.
Statements of Earnings and Comprehensive Income

For the years ended December 31
(in thousands of Canadian dollars, except per share data)

	2014	2013
	$	$

Revenues
Licensing revenue	30,218	26,596
Product revenue	2,069	415

	32,287	27,011

Expenses
Cost of product sold	563	142
Research and development	1,227	1,389
Selling and marketing	2,285	2,048
General and administrative	7,673	4,166
Amortization of intangible assets	758	1,108
Interest income	(540)	(253)

	11,966	8,600

Income before income taxes	20,321	18,411

Recovery of income taxes	(330)	(6,556)

Income and comprehensive income for the year	20,651	24,967

Basic earnings per share	0.82	1.02

Diluted earnings per share	0.79	0.97

Cipher Pharmaceuticals Inc.
Statements of Changes in Equity

For the years ended December 31
(in thousands of Canadian dollars)

			Retained	Total
	Share	Contributed	Earnings	Shareholders'
	Capital	Surplus	(Deficit)	Equity
	$	$	$	$

Balance, January 1, 2014	10,696	3,095	24,967	38,758

Income and comprehensive income for the year	-	-	20,651	20,651

Exercise of stock options	3,199	(1,451)	-	1,748

Shares issued under the share purchase plan	322	-	-	322

Share-based compensation - stock option plan	-	1,260	-	1,260

Balance, December 31, 2014	14,217	2,904	45,618	62,739

Balance, January 1, 2013	50,339	33,227	(71,160)	12,406

Income and comprehensive income for the year	-	-	24,967	24,967

Exercise of stock options	1,335	(614)	-	721

Shares issued under the share purchase plan	182	-	-	182

Share-based compensation - stock option plan	-	482	-	482

Reduction of stated capital	(41,160)	(30,000)	71,160	-

Balance, December 31, 2013	10,696	3,095	24,967	38,758

Cipher Pharmaceuticals Inc.
Statements of Cash Flows

For the years ended December 31
(in thousands of Canadian dollars)

	2014	2013
	$	$
Cash provided by (used in)

Operating activities
Income for the year	20,651	24,967
Items not affecting cash:
Depreciation of property and equipment	16	16
Amortization of intangible assets	758	1,108
Share-based compensation - share purchase plan	48	27
Share-based compensation - stock option plan	1,260	482
Deferred tax	(330)	(6,556)
	22,403	20,044

Changes in non-cash operating items:
Accounts receivable	8,191	(19,322)
Inventory	71	(311)
Prepaid expenses and other assets	(490)	(179)
Accounts payable and accrued liabilities	(1,143)	9,590
Deferred revenue	(1,699)	(2,347)

Net cash generated from operating activities	27,333	7,475

Investing activities
Purchase of property and equipment	(18)	(15)
Acquisition of intangible assets	(885)	-

Net cash used in investing activities	(903)	(15)

Financing activities
Proceeds from shares issued under the share purchase plan	274	155
Proceeds from exercise of stock options	1,748	721

Net cash generated from financing activities	2,022	876

Increase in cash and cash equivalents	28,452	8,336
Cash and cash equivalents, beginning of year	24,179	15,843

Cash and cash equivalents, end of year	52,631	24,179

SOURCE Cipher Pharmaceuticals Inc.

%CIK: 0001358575

For further information: Investors: In Canada: Craig Armitage, TMX Equicom, (416) 815-0700 ext 278, carmitage@tmxequicom.com; In the United States: Thomas Hoffmann, The Trout Group LLC, (646) 378-2931, thoffmann@troutgroup.com; Media: Mike Beyer, Sam Brown Inc., Office: (773) 463-4211, Mobile: (312) 961-2502, mikebeyer@sambrown.com

CO: Cipher Pharmaceuticals Inc.

CNW 07:00e 25-FEB-15